Exhibit 4.33

Loan Agreement

dated as of March 18, 2005

between

Deutsche Telekom International Finance B.V.

Strawinskylaan 1243, 12th Floor

1077 XX Amsterdam

The Netherlands

(“Lender”)

and

Matáv Magyar Távközlési Részvénytársaság (Matáv Rt.)

Krisztina krt. 55

1013 Budapest

Hungary

(“Borrower”)

Contents

§ 1 Loan Facility

§ 2 Purpose

§ 3 Disbursal

§ 4 Interest, interest payments, interest calculation

§ 5 Loan repayment

§ 6 Notifications

§ 7 Miscellaneous

§ 8 Governing Law, Jurisdiction

Annex: Terms and Conditions

§ 1 Loan Facility

The Lender shall grant a loan facility of a total amount of

HUF 28.000.000.000,00

(Twenty eight billion 00/100 Hungarian Forint).

§ 2 Purpose

The loan shall solely be used to finance the acquisition of a majority stake in Telekom Crne Gore AD by the Borrower.

§ 3 Disbursal

The total amount of the loan shall be disbursed on March 22, 2005 to the below stated account of the Borrower:

Beneficiary name:	Matáv Rt.
Bank:	Magyar Külkereskedelmi Bank Rt
IBAN number:	HU07 1030 0002 2032 9354 0000 3285
SWIFT code:	MKKBHUHB

§ 4 Interest, interest payments, interest calculation

1.     The disbursed loan shall be charged interest at the 6-month BUBOR plus a margin of 0,34325% p.a. (the interest rate), which is quoted two banking days before the start of the interest period (see Reuters page BUBOR). The interest for the first short interest period shall be the interpolation between the 2-week BUBOR and the 1-month BUBOR quoted on on March 18, 2005 plus a margin of 0,34325% p.a.

2.     If a BUBOR cannot be determined, the arithmetic mean from the interest rates stated on the market for 6-month BUBOR deposits in interbank trading shall be considered as BUBOR for the interest period concerned.

3.     Interest shall be credited to the Lender’s account on every 7th of October and April (interest payment date). The first interest period starts at the day of the disbursal. The first interest payment date shall be April 7, 2005 for the interest period starting on March 22, 2005 and ending on April 7, 2005.

4.     For interest calculation, the year shall consist of 360 days and each month shall consist of actual days (Act/360, modified following).

5.     The interest rate payable on the loan will be subject to adjustment during the life of the loan. In the event of a rating change by Moody’s and Standard & Poor’s that causes the ratings of the senior unsecured debt of Deutsche Telekom AG by both agencies to be below Baa1 for Moody’s and below BBB+ for Standard & Poors, the interest rate on the loan will be adjusted. Beginning with the first interest payment date after this rating change, the loan will bear interest at the adjusted interest rate per annum as set forth below. The adjusted interest rate per annum for the loans will be the initial interest rate increased by the HUF equivalent to 0,5% p.a. of the corresponding EUR interest rate. If subsequent to an increase in the interest rate as a result of a rating change, a new rating change by Moody’s and/or Standard & Poor’s causes the ratings on the unsecured senior debt of Deutsche Telekom AG by Moody’s and/or Standard & Poor’s to be above Baa2 for Moody’s and above BBB for Standard & Poor’s, the interest payable on the loan will be decreased by the HUF equivalent to 0,5% p.a. of the corresponding EUR interest rate beginning with the first interest payment date after such rating change, thereby returning to the original interest rate. There is no limit to the number of times the interest rates payable on the loan can be adjusted up or down based on rating changes by Moody’s and Standard & Poor’s during the life of the loan. However, after the interest rate has been increased due to a rating change, no further increase in the interest rate will be made in the event of a further decrease in the Deutsche Telekom AG rating by either agency. Similarly, after the interest rate has decreased due to a rating change, no further decrease in the interest rate will be made in the event of a further increase in the Deutsche Telekom AG rating by either agency.

§ 5 Loan repayment

The Borrower shall repay the loan in HUF on October 7, 2009.

Premature payments shall be possible in mutual agreement with consideration of a probable prepayment penalty.

The Borrower shall be entitled to prepay the loan with consideration of a probable prepayment penalty if - following an event of a rating change of the senior unsecured debt of Deutsche Telekom AG by Moody’s and Standard and Poor’s - the Lender shall be entitled to increase the interest rate according to § 4 nr. 5 of this Agreement. Such entitlement for prepayment shall be effective as of the interest payment date following such a change in rating.

Any provable and necessary costs/benefits arising out of or connected with the premature repayment of the loan, documented by the Lender, shall be allocated to the Borrower. The prepayment penalty shall be payable in EUR upon written information from the Lender.

§ 6 Notifications

All notifications, announcements, information and messages under the present Agreement shall be sent by registered mail or fax to the following addresses:

For the Lender:		For the Borrower:

Deutsche Telekom International Finance B.V.		Matáv Magyar Távközlési Részvénytársaság
Strawinskylaan 1243, 12th Floor		Krisztina krt. 55
1077 XX Amsterdam		1013 Budapest
The Netherlands		Hungary
Tel.:	+31 20 575 3177	Tel.:	+36 1 458 0440
Fax:	+31 20 575 3178	Fax:	+36 1 458 0405
Attn.: Fred van der Horst		Attn.: Olivér Imolay

§ 7 Miscellaneous

1.     The Terms and Conditions are part of this Agreement (see annex).

2.     No. 1.3 of the Terms and Conditions shall be changed as follows: “the current version of the budget, business plans as well as the liquidity status which have been approved by the board of directors”.

3.     No. 2.1 of the Terms and Conditions shall be changed as follows: “A premature repayment shall, unless the relevant loan agreement determines otherwise, only be possible after obtaining the Lender’s prior written approval”.

4.     No. 2.2 of the Terms and Conditions shall be changed as follows: “Repaid amounts shall, unless the relevant loan agreement determines otherwise, not be available for renewed disbursement”.

5.     No. 7b of the Terms and Conditions shall be amended as follows: “falls into arrears with payments agreed under contracts or otherwise with the Lender of sums exceeding 2,000,000.00 EUR for longer than one month”.

6.     No. 8 of the Terms and Conditions shall be amended as follows: “If the Lender wants to assign the contractual relationship to a third party that is not member of the Deutsche Telekom Group, the prior written approval of the Borrower is required, however, such approval shall not be unreasonably withheld”.

7.     Additional interest: If the Lender does not receive from the Borrower payment of any amount due under this Agreement on its due date the Borrower agrees to pay on demand to the Lender interest on such amount from and including the date of such non-receipt up to and including the date of actual payment (as well after as before judgement) at the rate per annum specified in clause 4.1 plus an additional interest margin of 1%.

8.     Taxation

8.1.     Tax Gross-up: All payments made by the Borrower under this Agreement shall be made without any deduction or withholding for an account of any income tax imposed by any taxing or governmental authority. If the Borrower is required by law to make any deduction or withholding from any payment due hereunder, the Lender then will increase the gross amount payable by the Borrower so that, after any deduction or withholding, the net amount received by the Lender will not be less than the Lender would have received if no deduction or withholding had been required. In the event that any credit rebate or refund arising from the aforesaid additional payment made by the Borrower is granted to the Lender by the tax authority or other authority, such credit rebate or refund shall be for the account of the Borrower. Besides that, the Lender shall be obliged to provide the Borrower with all official certificates which are necessary to obtain a tax refund.

8.2.     Tax Receipts: If the Borrower is required by any law or regulation to make any payment contemplated by Section 8.1. of this Agreement, then the Borrower shall notify the Lender promptly as soon as it becomes aware of such requirement. The Borrower shall remit promptly the amount of such Taxes to the appropriate taxation authority, and in any event prior to the date on which penalties attach thereto. The Borrower will deliver to the Lender all appropriate receipts or evidence of any such withholding and payment and co-operate with the Lender to enable the Lender to recover any tax or credit to which it may be entitled.

§ 8 Governing Law, Jurisdiction

1.     This Agreement shall be governed by German law, with the exception of  clause 5. This clause shall be governed by the law of the Grand Duchy of Luxembourg.

2.      The place of jurisdiction shall be Bonn/Germany.

Amsterdam, March 18, 2005

Budapest, March 21, 2005

Deutsche Telekom International Finance B.V.	Matáv Magyar Távközlési

Részvénytársaság

Fred van der Horst

Stephan Wiemann

Dr. Klaus Hartmann Szabolcs Gáborjáni

Annex

Terms and Conditions for the Granting of Intercompany Loans by

Deutsche Telekom International Finance B.V.

No. 1 Payment prerequisites

The LENDER is not obliged to pay the loan (nor partial amounts thereof, if stipulated in this Agreement) if the BORROWER

1.      infringes obligations under this Agreement.

2.      gives information which contains substantial inaccuracies before the conclusion or during the implementation of this Agreement.

3.      has not provided sufficient details on the financing requirements or the financing limit before the call for each individual partial amount on the basis of the following documents:

the current version of the budget, business plans as well as the liquidity status which have been approved by the BORROWER’s Supervisory Board.

No. 2 Loan repayment

1.      A premature repayment shall only be possible after obtaining the LENDER’s prior written approval.

2.      Repaid amounts shall not be available for renewed disbursement.

No. 3 Payments

1.      As a general principle, the payments effected by the BORROWER shall be transferred free of charge in the respective currency of the contract to the LENDER’s account stated in writing. The LENDER may state a different bank account by giving written notification thereof at any time.

2.      If a payment date is not a bank workday, the payment shall be effected on the next bank workday. A “bank workday” within the meaning of this Agreement is the day on which the business premises of the bank, which the BORROWER was notified of in writing by the LENDER for payments under this Agreement, are open.

No. 4 Default

1.      If redemption amounts are not credited to the LENDER’s account on the due date or the full amount thereof is not paid, the LENDER shall be entitled to demand interest on the outstanding amounts, which shall amount to the market rates applicable between banks on the first day of default, in addition to an interest surcharge as of the payment due date under this Agreement until and including the date on which payment is effected.

2.      If the BORROWER should default with other payments, he shall pay to the LENDER lump-sum damages for the outstanding amount according to No. 4, item 1, as of the payment due date under this Agreement until and including the date on which payment is effected.

No. 5 Interest period

The interest period shall commence on the date (value date) on which the loan is debited to the LENDER’s account.

No. 6 Offsetting, right of retention

The BORROWER is not entitled to offset counterclaims from claims under this Agreement, or to assert a right of retention.

No. 7 Termination

The LENDER is entitled to terminate this Loan Agreement without observing a notice period and to immediately call the loan including the accrued interest and any other amounts owed as due for payment if there is a good cause for such action.

Good cause is particularly if the BORROWER

a)     provides information before the conclusion or during the implementation of this Agreement which contains substantial inaccuracies.

b)    falls into arrears with payments agreed under contracts or otherwise with the LENDER for longer than one month.

c)     and if Deutsche Telekom AG does not hold, directly or indirectly, a greater interest than 50 % in the BORROWER.

No. 8 Taking-over of the agreement, assignment

The LENDER is entitled to assign the contractual relationship to a third party in such a manner that this party takes over the Loan Agreement in lieu of the LENDER. The loan relationship shall pass to the third party with all the rights and duties under this Agreement. The approval of the BORROWER is not required for such action.

The claims of the BORROWER under this Agreement are not transferable nor chargeable.

No. 9 Reporting

The BORROWER undertakes

1.      to immediately inform the LENDER of unforeseen events which have a substantial effect on the course of business and the situation of the company.

2.      to submit the reports agreed to the LENDER in the course of Group reporting.

No. 10 Final provisions

1.      Amendments and supplements to this Agreement must be made in writing.

2.      Invalid clauses of this Agreement shall not affect the validity of the remaining clauses. The parties to this Agreement shall immediately replace such invalid clauses with appropriate clauses accordingly.

3.      Should the LENDER not exercise a right due to him under this Agreement at all or only temporarily, this shall not constitute a waiver of such right.

4.      Applicable law, jurisdiction

a)   This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

b)   Place of jurisdiction shall be Bonn, Federal Republic of Germany.